SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               Delphi Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    247126105
                                 (CUSIP Number)

                        Owl Creek Asset Management, L.P.
     640 Fifth Avenue, 20th Floor, New York, NY 10019, Attn: Daniel Sapadin
                                 (212) 688-2550

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 23, 2007
             (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 14 Pages)

CUSIP No. 247126105                    13D                Page 2 of 14 Pages
 ----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                           Owl Creek I, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 150,415
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 150,415
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 150,415
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                     [X](1)
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                0.03%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
(1) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Persons (defined below) as a result of membership in a "group" within the meaning of
Section 13(d) of the Securities Exchange Act of 1934, as amended, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 247126105                    13D                Page 3 of 14 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                          Owl Creek II, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                       -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 1,174,543
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 1,174,543
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 1,174,543
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                     [X](2)
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 0.21%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
(2) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Persons (defined below) as a result of membership in a "group" within the meaning of
Section 13(d) of the Securities Exchange Act of 1934, as amended, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 247126105                    13D                Page 4 of 14 Pages
 -----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                    Owl Creek Advisors, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 1,324,958
OWNED BY       --------------------------------------------------------------
EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 1,324,958
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 1,324,958
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                     [X](3)
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 0.24%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
(3) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Persons (defined below) as a result of membership in a "group" within the meaning of
Section 13(d) of the Securities Exchange Act of 1934, as amended, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 247126105                    13D                Page 5 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                           Owl Creek Asset Management, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------
BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 2,675,042
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 2,675,042
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 2,675,042
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                     [X](4)
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 0.48%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
(4) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Persons (defined below) as a result of membership in a "group" within the meaning of
Section 13(d) of the Securities Exchange Act of 1934, as amended, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 247126105                    13D                Page 6 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                          Jeffrey A. Altman
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 4,000,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 4,000,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 4,000,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                     [X](5)
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 0.71%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!
(5) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Persons (defined below) as a result of membership in a "group" within the meaning of
Section 13(d) of the Securities Exchange Act of 1934, as amended, and the Reporting Persons expressly disclaim such membership.

CUSIP No. 247126105                    13D                Page 7 of 14 Pages

Item 1.     Security and Issuer.

            This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Delphi Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 5725 Delphi Drive, Troy, Michigan 48098.

Item 2.     Identity and Background.

            (a) This statement is filed by:
                 (i) Owl Creek I, L.P., a Delaware limited partnership ("Owl Creek I"), with respect to the shares of Common Stock directly owned by it;

                 (ii) Owl Creek II, L.P., a Delaware limited partnership ("Owl Creek II"), with respect to the shares of Common Stock directly owned by it;

                 (iii) Owl Creek Advisors, LLC, a Delaware limited liability company (the "General Partner"), with respect to the shares of Common Stock directly owned by Owl Creek I and Owl Creek II;

                 (iv) Owl Creek Asset Management, L.P., a Delaware limited partnership (the "Investment Manager"), with respect to the shares of Common Stock directly owned by Owl Creek Overseas Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek Overseas"), and Owl Creek Socially Responsible Investment Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("SRIF"); and

                 (iv) Jeffrey A. Altman, with respect to shares of Common Stock owned by Owl Creek I, Owl Creek II, Owl Creek Overseas and SRIF.

            The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

            (b) The address of the principal office of the Reporting Persons is 640 Fifth Avenue, 20th Floor, New York, NY 10019.

            (c) The principal business of each of Owl Creek I and Owl Creek II is serving as a private investment limited partnership. The principal business of the General Partner is serving as general partner of Owl Creek I and Owl Creek II. The principal business of the Investment Manager is serving as investment manager to Owl Creek Overseas and SRIF.

            (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 247126105                    13D                Page 8 of 14 Pages

            (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f) Each of Owl Creek I, Owl Creek II and the Investment Manager is a limited partnership organized under the laws of the State of Delaware. The General Partner is a limited liability company organized under the laws of the State of Delaware. Mr. Altman is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

            The shares of Common Stock were purchased with the working capital of Owl Creek I, Owl Creek II, Owl Creek Overseas and SRIF. The Reporting Persons' cash transactions are with Morgan Stanley & Co., on such firm's usual terms and conditions.

Item 4.     Purpose of the Transaction.

            In connection with its bankruptcy proceedings under Chapter 11 of the United States Bankruptcy Code, the Company announced that it had accepted a proposal, dated July 17, 2007 (the "Proposal"), to enter into an Equity Purchase and Commitment Agreement (the "Equity Purchase and Commitment Agreement"), providing for the sale of common and preferred equity interests of the reorganized Company to a group of initial investors named therein (the "Investors").

            The Proposal will terminate if, on or before August 16, 2007, (x) the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") does not issue an order reasonably satisfactory to the Investors approving and authorizing the Company to enter into the Equity Purchase and Commitment Agreement, (y) the Company has not entered into the Equity Purchase and Commitment Agreement or (z) any of the Investors determines in its sole discretion that any of the conditions contained in the Equity Purchase and Commitment Agreement are incapable of being satisfied or that any of the Investors is entitled to exercise a termination right under the Equity Purchase and Commitment Agreement.

            Assuming that the Proposal does not terminate, it is anticipated that, on the terms and subject to the conditions of the Equity Purchase and Commitment Agreement, each Investor, among other things, will purchase shares of Common Stock ("Direct Subscription Shares") and will purchase any unsubscribed shares of Common Stock from a rights offering to be conducted by the Company ("Unsubscribed Shares").

            On July 23, 2007, the Reporting Persons entered into an Additional Investor Agreement (the "Additional Investor Agreement"), with the Investors and certain additional investors, pursuant to the Equity Purchase and Commitment Agreement. On the terms and subject to the conditions of the Additional Investor Agreement, the Reporting Persons have agreed, to the extent the Investors purchase Direct Subscription Shares or Unsubscribed Shares pursuant to the Equity Purchase and Commitment Agreement, to purchase up to an

CUSIP No. 247126105                    13D                Page 9 of 14 Pages

aggregate of 1,953,631 Direct Subscription Shares and Unsubscribed Shares at the purchase price set forth in the Additional Investor Agreement.

            Further, the Additional Investor Agreement provides that the Investors will share with the Reporting Persons a portion of any Standby Fee and/or Breakup Fee (as such terms are defined in the Additional Investor Agreement) received by the Investors.

            Under the Additional Investor Agreement, the Reporting Persons have agreed, subject to certain exceptions, not to take any action inconsistent with the Additional Investor Agreement.

            As a result of the arrangements in the Additional Investor Agreement, the Reporting Persons may be deemed members of a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, with the Investors and other parties to the Additional Investor Agreement. The Reporting Persons expressly disclaim membership in a group with the Investors or any other person. The Additional Investor Agreement is attached hereto as
Exhibit 99.2 and incorporated herein by reference.

            The acquisition of beneficial ownership by the Reporting Persons of the Common Stock reported herein was in the ordinary course of business of the Reporting Persons.

            Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Company and other relevant parties concerning the business, operations, management, strategy, bankruptcy case, board composition and future plans of the Company. The Reporting Persons may work with the Company and/or the Investors, the Company's financial advisors, equity holders, creditors and other constituents to develop plans and proposals for the Company. These plans or proposals may involve or relate to one or more of the matters described in Item 4 of this Schedule 13D. Depending on various factors including, without limitation, the Company's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board of Directors, developments in the Company's bankruptcy case, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 247126105                    13D                Page 10 of 14 Pages

Item 5.     Interest in Securities of the Company.

       A. Owl Creek I, L.P.
              (a) Aggregate number of shares beneficially owned: 150,415
Percentage: 0.03% The percentages used herein and in the rest of Item 5 are calculated based upon the 561,781,590 shares of Common Stock that are outstanding as of March 31, 2007 as set forth in the Company's Form 10-Q, filed on May 7, 2007.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 150,415
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 150,415
              (c) Owl Creek I did not enter into any transactions in the Common Stock of the Company within the last sixty days.
              (d) Owl Creek Advisors, LLC, the general partner of Owl Creek I, has the power to direct the affairs of Owl Creek I, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
              (e) Not applicable.

      B. Owl Creek II, L.P.
              (a) Aggregate number of shares beneficially owned: 1,174,543
                  Percentage: 0.21%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 1,174,543
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     1,174,543
              (c) Owl Creek II did not enter into any transactions in the Common Stock of the Company within the last sixty days.
              (d) Owl Creek Advisors, LLC, the general partner of Owl Creek II, has the power to direct the affairs of Owl Creek II, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
              (e) Not applicable.

       C. Owl Creek Advisors, LLC
              (a) Aggregate number of shares beneficially owned: 1,324,958
                  Percentage: 0.24%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 1,324,958
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     1,324,958
              (c) Owl Creek Advisors, LLC did not enter into any transactions in the Common Stock of the Company within the last sixty days. In addition, neither Owl Creek I nor Owl Creek II entered into any transactions in the Common Stock of the Company within the last sixty days.

CUSIP No. 247126105                    13D                Page 11 of 14 Pages

              (d) Owl Creek Advisors, LLC, as the general partner of Owl Creek I and Owl Creek II, has the power to direct the affairs of Owl Creek I and Owl Creek II, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
              (e) Not applicable.

       D. Owl Creek Asset Management, L.P.
              (a) Aggregate number of shares beneficially owned: 2,675,042
                  Percentage: 0.48%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 2,675,042
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     2,675,042
              (c) Owl Creek Asset Management, L.P. did not enter into any transactions in the Common Stock of the Company within the last sixty days. In addition, neither Owl Creek Overseas nor SRIF entered into any transactions in the Common Stock of the Company within the last sixty days.
              (d) Owl Creek Asset Management, L.P., as the investment manager to Owl Creek Overseas and SRIF, has the power to direct the investment activities of Owl Creek Overseas and SRIF, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares. Mr. Altman is the managing member of the general partner of Owl Creek Asset Management, L.P. and in that capacity directs its operations.
              (e) Not applicable.

       E. Jeffrey A. Altman
              (a) Aggregate number of shares beneficially owned: 4,000,000
                  Percentage: 0.71%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 4,000,000
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     4,000,000
              (c) Mr. Altman did not enter into any transactions in the Common Stock of the Company within the last sixty days. In addition, none of Owl Creek I, Owl Creek II, Owl Creek Overseas or SRIF entered into any transactions in the Common Stock of the Company within the last sixty days.
              (d) Not applicable.
              (e) Not applicable.

       F. Debt Securities Holdings

             In addition to the shares of Common Stock acquired by the Reporting Persons, the Reporting Persons hold in the aggregate $21,000,000 face amount of the Issuer's 6.197% Junior Subordinated Notes due November 15, 2033 and $2,000,000 face amount of the Issuer's 8.25% Junior Subordinated Notes due October 15, 2033. The acquisition dates, face amounts and purchase amounts of the unsecured notes held by the Reporting Persons are set forth in Schedule A and are incorporated herein by reference.

CUSIP No. 247126105                    13D                Page 12 of 14 Pages


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

See "Item 4. Purpose of Transaction" for a description of the Additional Investor Agreement, which is qualified in its entirety by reference to such agreement. The Additional Investor Agreement is filed as Exhibit 99.2.

Item 7.     Materials to be Filed as Exhibits.

Exhibit 99.1. Joint Filing Agreement

Exhibit 99.2 Additional Investor Agreement, dated as of July 23, 2007, by and among A-D Acquisition Holdings, LLC, Harbinger Del-Auto Investment Company, Ltd., UBS Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and the additional investors named therein (filed as Exhibit 23 to the Schedule 13D/A for the Company filed by Appaloosa Management L.P. with the Securities and Exchange Commission on July 25, 2007, and incorporated herein by reference).

CUSIP No. 247126105                    13D                Page 13 of 14 Pages

                                   SIGNATURES

            After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  August 1, 2007

                                 /s/ JEFFREY A. ALTMAN
                                 ---------------------
                                 Jeffrey A. Altman, individually, and as
                                 managing member of Owl Creek Advisors, LLC,
                                 for itself and as general partner of
                                 Owl Creek I, L.P. and Owl Creek II L.P.,
                                 and as managing member of the general
                                 partner of Owl Creek Asset Management, L.P.,
                                 for itself and as investment manager to Owl
                                 Creek Overseas Fund, Ltd. and Owl Creek
                                 Socially Responsible Investment Fund, Ltd.

CUSIP No. 247126105                    13D                Page 14 of 14 Pages

                                   Schedule A

Additional Securities of the Issuer Purchased by the Reporting Persons

----------------------------- -------------------------- ------------------------------ --------------------------
                                 Date of Acquisition              Face Amount                  Purchase Amount
----------------------------- -------------------------- ------------------------------ --------------------------
Issuer's 6.197% Junior               10/11/2005                   $2,000,000                        $440,000
Subordinated Notes due
November 15, 2033                     4/20/2007                  $12,000,000                     $13,260,000

                                      4/23/2007                   $2,000,000                      $2,227,500

                                      4/24/2007                   $5,000,000                      $5,575,000
----------------------------- -------------------------- ------------------------------ --------------------------
Issuer's 8.25% Junior                 4/24/2007                   $2,000,000                      $2,290,000
Subordinated Notes due
October 15, 2033.
----------------------------- -------------------------- ------------------------------ --------------------------

                                  EXHIBIT 99.1

                             JOINT FILING AGREEMENT

                            PURSUANT TO RULE 13d-1(k)

           The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  August 1, 2007



                                 /s/ JEFFREY A. ALTMAN
                                 ---------------------
                                 Jeffrey A. Altman, individually, and as
                                 managing member of Owl Creek Advisors, LLC,
                                 for itself and as general partner of
                                 Owl Creek I, L.P. and Owl Creek II L.P.,
                                 and as managing member of the general
                                 partner of Owl Creek Asset Management, L.P.,
                                 for itself and as investment manager to Owl
                                 Creek Overseas Fund, Ltd. and Owl Creek
                                 Socially Responsible Investment Fund, Ltd.

                                  Exhibit 99.2

                          Additional Investor Agreement